

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

Via E-mail
Wayne Levin
EVP, Corporate Operations and General Counsel
Lions Gate Entertainment Corp.
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Re: Lions Gate Entertainment Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 16, 2011
File No. 333-176656

Dear Mr. Levin:

We have reviewed your responses to the comments in our letter dated September 14, 2011 and have the following additional comment.

General

1. We note your responses to our prior comments one, two and three. Please confirm that the form of prospectus filed as part of the registration statement on Form S-3 only omits from the information required by the form to be in the prospectus information that is unknown or not reasonably available to the company. Otherwise, please revise the cover page, plan of distribution and elsewhere as appropriate to include all information required by the form to be in the prospectus that is known or reasonably available to the company regarding the offering contemplated by the agreement with Icahn. We note, in particular, the limited amount of time provided by the Designation Period and the statement in response to our prior comment one that the company currently intends for the securities to be offered to the public through an underwritten public offering. Refer to Securities Act Rule 430B.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       David J. Johnson, Jr.
       O'Melveny & Myers LLP